Exhibits. Item 77 CO


Old RAP

A special meeting of the shareholders of Old RMR Asia
Pacific Real Estate Fund  (the "Fund") was held on
June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Asia Pacific Real Estate Fund.
The results of the special meeting of shareholders of the Fund were:


Shareholders   Votes For
   Votes withheld
    Votes abstained


Common
       829,938.78
     41,650.29
         5,282.00